China United Insurance Service, Inc.

7F, No. 311 Section 3

Nan-King East Road

Tapei City, Tawain

June 5, 2014

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	China United Insurance Service, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed September 30, 2013

Dear Mr. Rosenberg:

On April 1, 2014, China United Insurance Service, Inc. (the “Company”) received a letter from the Staff of the Securities and Exchange Commission (the "Commission") dated April 1, 2014 (the “Letter”).

On April 29, 2014, the Company responded to the vast majority of the comments contained in the Letter and postponed the response to comments related to the valuation of the preferred stock while the Company engaged an independent evaluator to assist with the preferred stock valuation determination. The Company engaged Globalview Advisors (“Globalview”) to complete a valuation of the Company’s Preferred Stock at the time of its issuance. On May 28, 2014, Globalview issued the valuation report (the “Report”). Due to contractual obligations with Globalview, this Report cannot be publicly filed, but is available to the Staff upon request.

This letter responds to the remaining unanswered comments of the staff of the Commission (the “Staff”) contained in the Letter.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Notes to Consolidated Financial Statements

Note 1 – Organization and Principal Activities, page 41

Staff Comment 2: We acknowledge your response to previous comment 1. We remain unclear as to why the rights of your preferred stock to 10 votes per share and to appoint a director have no value over common stock. Based on the beneficial ownership information in Item 12 on page 59, Mr. Mao has more than doubled his voting power from 18.4% if no preferred stock were outstanding to 37.2% with the preferred stock outstanding. Please address the following additional comments:

•	Please explain to us how the substantial increase in Mr. Mao’s voting power is not indicative of increased value given to Mr. Mao. Alternatively, please demonstrate to us how the increase in value to Mr. Mao is not material.

Response: The fair value of the 1,000,000 preferred shares based on the Report was $225,000 at the time of the preferred share issuance. The Fair value of the common shares was $200,000 at the time of the preferred share issuance based on its market price at the date of the transaction. Therefore, the incremental value of the preferred shares was $25,000. This amount may be deemed compensation. This amount is clearly immaterial from both a quantitative and qualitative point of view for the year ended June 30, 2013 as well as for each of the quarters ended September 30, 2012, December 31, 2012 and March 31, 2013

From the qualitative aspect, the Company notes the following regarding this deemed compensation:

•                     Does not violate any debt or other contract covenants

•                     Does not change any earnings or EPS trends

•                     Does not affect any previous earnings or EPS guidance

•                     Does not affect any segment or class of revenue

•                     Does not affect any regulatory compliance matters.

•                     Does not affect cash compensation of management

•                     Does not involve concealment of an unlawful act.

•                    Management does not expect the stock price to be materially affected by disclosure of this misstatement.

A detailed spreadsheet showing the effect on the financial statements as a result of the increase in the value of the Preferred Stock is attached as Exhibit A. Please note as indicated in Exhibit A, the Company located an immaterial rounding error in the 10-Q for the quarter ended September 30, 2012. This change of $0.01 in earnings per share is unrelated to the valuation of Preferred Stock.

•	As Mr. Mao was already a Board member prior to the issuance of preferred stock, please tell us whether he or some other Board member is appointed by Mr. Mao as the sole holder of preferred stock. Tell us how the answer to this question factors into your materiality assessment in the previous bullet point.

Response: The Company has determined that there was an immaterial increase in value to the preferred stock due to the increase of control power held Mr. Mao as a result of the transaction. Please see the discussion of the materiality in the above bullet point.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Ryan Nail of the Nail Law Group, company counsel, at (415) 488-5581.

Sincerely,

/s/ Chuang Yung Chi

Chuang Yung Chi

Chief Financial Officer

CC:	The Nail Law Group

Enclosures

Exhibit A

China United Insurance
Year Ended June 30, 2013 and Quarters ended September 30, 2012, December 31, 2012 and March 31, 2013
SAB 99 Analysis

Incremental Value of preferred shares :	$25,000	as percent of the following metrics:	(rounded to 2 decimal places)

Metric	YE 6-30-13	QE 9-30-12	QE 12-31-12	QE 3-31-13	10-KT

Total Assets	0.11%	0.14%	0.11%	0.12%	0.08%

Equity	0.16%	0.20%	0.18%	0.17%	0.17%

Pre-Tax Income	0.27%	0.46%	1.65%	2.14%	2.56%

EPS	$0.26	$0.22	$0.03	$0.02	$(0.04)

Change in EPS	0.00	$0.01	0.00	0.00	0.00

QE 9/30/12 actual calc.	0.21916263
	$0.22	Note:	In the 10-Q filed, the EPS was incorrectly rounded to $0.23 instead of $0.22.